INSIDER REPORT
(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, In*... *ompanies Act* and *Canada Business Corporations Act.* Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy* ... also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stor... VP-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Ma... 04) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

02042145

SUPPL

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

TAPPIT RESOURCES LTD

823813

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED — DAY 29 MONTH 05 YEAR 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER — DAY __ MONTH __ YEAR __

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AN... **ER (BLOCK LETTERS)**

FAMILY NAME OR CORPORATE NAME: Wilson

GIVEN NAMES: Charles

NO. STREET APT: 16 Lynn Bay

CITY: Regina

PROV.: Sask POSTAL CODE: S4S 2W9

BUSINESS TELEPHONE NUMBER: 306 - 347 - 6523

BUSINESS FAX NUMBER: 306 - 585 - 2348

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☒ FEDERAL
  - ☐ BANK ACT
  - ☐ CCAA
  - ☐ ICA
  - ☐ TLCA
  - ☒ CBCA
- ☒ MANITOBA
- ☒ NEWFOUNDLAND
- ☒ NOVA SCOTIA
- ☒ ONTARIO
- ☒ QUEBEC
- ☒ SASKATCHEWAN
- ☐ UNITED STATES
  - ☐ NASDAQ
  - ☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Shares	71690	06/06/02	10	5,000		.70		76,690		
11	57360	10/06/02	10	3,500		.70		60860	2	

PROCESSED JUL 15 2002 THOMSON FINANCIAL

02 JUN 20 AM 11:43

BOX 6. REMARKS

dlw 7/3

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act.* The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): CHARLES Wilson

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 10 MONTH 06 YEAR 02

FIN 2036 Rev. 95 / 2 / 22 H.B. — 104   VERSION FRANÇAISE DISPONIBLE SUR DEMANDE